SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

Between October 31, 2003 and November 30, 2003 the percentage of shares of Austin Global Equity Fund owned by Charles Schwab & Co., Inc. increased from under 5% to 39.64%.

Between November 30, 2003 and December 31, 2003 the percentage of shares of Austin Global Equity Fund owned by Bear Stearns Securities Corp. decreased from 25.83% to under 5%.